Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On May 15, 2015, Integrys Energy Group, Inc. ("Integrys") posted the following information on Integrys's internal transaction website:

Regulatory Filings
5/15/15: The Illinois Commerce Commission's (ICC) administrative law judge (ALJ) presiding over Wisconsin Energy's proposed acquisition of Integrys Energy Group issued a proposed order yesterday that includes conditions the ICC should consider in their deliberations. The ALJ's proposed order and conditions represent another important step in the process of finalizing Wisconsin Energy's acquisition of Integrys.

The proposed acquisition has been approved by the Federal Energy Regulatory Commission (FERC), Michigan Public Service Commission (MPSC) and the Public Service Commission of Wisconsin (PSCW), but still requires the approval of the commissions in Minnesota and Illinois, which are expected to make their respective decisions between June and early July.

If all regulatory approvals are received, the transaction is expected to close by the end of this summer.

Additional Information and Where to Find It
In connection with the proposed merger transaction between Wisconsin Energy Corporation ("Wisconsin Energy") and Integrys, Wisconsin Energy filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov, and from Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.
Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. There are several factors which could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A list and description of risks and uncertainties at Integrys can be found in Integrys' Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.